Exhibit (a)(2)

October 7, 2010

Dear Fellow Genzyme Shareholders:

On October 4, 2010, Sanofi-Aventis (Sanofi) launched an unsolicited tender offer (the Offer) to acquire your shares of common stock of Genzyme Corporation (Genzyme, or the Company) for $69.00 per share in cash, a price that is less than the closing price of $70.88 on October 1, 2010.  This formal Offer follows Sanofi’s July 29, 2010 and August 29, 2010 unsolicited, non-binding proposals to acquire your company for $69.00 per share, which your Board previously unanimously rejected.

Your Board of Directors reviewed the Offer together with the Company’s management and legal and financial advisors.  After careful consideration, the Board unanimously determined that the Offer, which is based on financial terms identical to the two previous unsolicited proposals submitted by Sanofi, continues to be inadequate and opportunistic, fails to recognize the Company’s plan for substantial value creation, substantially undervalues the Company relative to its intrinsic value, and is not in the best interests of Genzyme or its shareholders.

Therefore, your Board of Directors unanimously recommends that you reject the Offer and NOT tender your shares to Sanofi.

The Board’s rejection of Sanofi’s offer is based on numerous factors detailed in the enclosed Schedule 14D-9, including:

•                  Sanofi’s $69.00 per share Offer fails to compensate the company’s shareholders for the value of the company’s unique and industry-leading franchise

•                  Sanofi’s opportunistic Offer fails to recognize the substantial value creation potential of the Company’s previously announced five-point plan for shareholder value creation, and would deprive the Company’s shareholders of the opportunity to have the Company further deploy its substantial prospective free cash flow to maximize value for shareholders

•                  The Offer does not reflect Genzyme’s valuable late-stage pipeline, including three breakthrough products that are expected to be launched by 2013

•                  The Offer price does not adequately compensate Genzyme’s shareholders for the strategic importance and financial benefit to Sanofi of a potential transaction with Genzyme

Genzyme’s board has recommended that management embark on a program to communicate with shareholders regarding the intrinsic value of the Company.  In the coming days, Genzyme plans to hold an Analyst and Investor meeting to provide an updated financial outlook and other pertinent information.  The event will be webcast on the investor events section of www.genzyme.com.  Details of the meeting will be announced separately.

The enclosed Schedule 14D-9 contains a detailed description of the factors your board of directors considered in making its recommendation.  We urge you to read the enclosed Schedule 14D-9 carefully and to participate in the Company’s upcoming webcast in order to make a fully informed decision regarding your Genzyme shares.  If you have questions or need assistance, please call our information agent, Innisfree M&A Incorporated, toll-free at 888-750-5835.

We greatly appreciate your continued support and encouragement.

Sincerely,

/s/ Henri A. Termeer	/s/ Robert J. Carpenter
Henri A. Termeer	Robert J. Carpenter
Chief Executive Officer	Lead Independent Director
Chairman of the Board